UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-36573

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meridian Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Meridian Bancorp, Inc. (Parent Company of Plan sponsor):

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of East Boston Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 22, 2018

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value	$48,403,621	$39,916,513
Notes receivable from participants	1,264,574	1,454,373

Net assets available for benefits	$49,668,195	$41,370,886

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,305,673	$3,037,793
Dividends and interest on investments	2,320,614	1,103,204

Total investment income	6,626,287	4,140,997

Interest income on notes receivable from participants	65,019	73,025

Contributions:
Employer	2,009,632	1,606,448
Participants	2,473,115	2,217,664
Rollovers	264,085	634,225

Total contributions	4,746,832	4,458,337

Total additions	11,438,138	8,672,359

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,126,392	2,121,413
Administrative expenses	14,437	16,426

Total deductions	3,140,829	2,137,839

Net increase	8,297,309	6,534,520
Net assets available for benefits:
Beginning of the year	41,370,886	34,836,366

End of the year	$49,668,195	$41,370,886

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2017 and 2016

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank”) to accumulate capital for their future economic security. The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan. Once an employee has completed 6 months of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Contributions

Each year, participants may contribute up to 75% of their pre-tax annual compensation, as defined in the Plan. Participants may also make after-tax contributions to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation which will increase 1% annually until it reaches a maximum of 8% of eligible compensation and the contributions are invested in a designated balanced fund until changed by the participant. The Bank contributes 50% of the first 8% of base compensation that a participant contributes to the Plan. Additionally, the Bank makes safe harbor nonelective profit sharing contributions in an amount equal to 3% of eligible compensation. During the year ended December 31, 2017 and 2016 the Bank made profit sharing contributions of approximately $1,002,000 and $876,000, respectively, to the Plan. Contributions are subject to certain IRS limitations.

Vesting

Participants are vested immediately in their contributions and Bank contributions plus actual earnings thereon.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

Investment Options

Upon enrollment in the Plan, a participant may direct the manner in which their salary deferral, rollover and Bank matching and profit sharing contributions will be invested. Such investment directives may be changed in accordance with the procedures established by the Bank. A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Bancorp, Inc. common stock and other investments as allowed by the Bank.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan. Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000. Each loan shall bear an adequate rate of interest as determined by the Bank and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended. A participant is not allowed to have more than one loan outstanding at any time.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or other forms of distribution as allowed by the plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2017 and 2016, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation (depreciation) of investments.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during 2017 and 2016.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds and money market funds: valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Meridian Bancorp, Inc. common stock: valued at the closing price reported on the NASDAQ-GS on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$37,368,787	$—	$—	$37,368,787
Common stock	9,248,554	—	—	9,248,554
Money market fund	1,786,280	—	—	1,786,280

Total investments	$48,403,621	$—	$—	$48,403,621

	December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$29,470,128	$—	$—	$29,470,128
Common stock	8,471,181	—	—	8,471,181
Money market fund	1,975,204	—	—	1,975,204

Total investments	$39,916,513	$—	$—	$39,916,513

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Concluded)

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses to originate and maintain loans and charged to accounts of participants amounted to $14,437 and $16,426 for the years ended December 31, 2017 and 2016, respectively. Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2017 and 2016, the Plan held 448,959 and 448,211 shares of the Meridian Bancorp, Inc.’s common stock with a fair value of $9,248,554 and $8,471,181 respectively.

5.	TAX STATUS

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated March 31, 2014 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended since receiving the letter, however, the Bank believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Bank has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Bank believes it is no longer subject to examinations for years prior to December 31, 2014.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808         Plan Number 002

December 31, 2017

a	b		c	d	e
	Identity of issue, borrower, lessor, or similar party	Shares	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost (1)	Current Value
	Allianz Funds	69,952	AllianzGI NFJ Dividend Value Fund Administrative Class		$1,078,652
	Artisan Funds	31,657	Artisan Mid Cap Fund Investor Class		1,206,453
	Artisan Funds	19,682	Artisan Mid Cap Value Fund Investor Class		447,365
*	Fidelity Investments	37,871	Fidelity Blue Chip Growth Fund—Class K		3,327,359
*	Fidelity Investments	31,872	Fidelity Capital Appreciation Fund—Class K		1,123,822
*	Fidelity Investments	1,415	Fidelity Cash Reserve Fund		1,415
*	Fidelity Investments	4,977	Fidelity Contrafund—Class K		609,098
*	Fidelity Investments	35,177	Fidelity Diversified International Fund—Class K		1,404,603
*	Fidelity Investments	5,444	Fidelity Dividend Growth Fund—Class K		178,461
*	Fidelity Investments	52,808	Fidelity Freedom 2010 Fund—Class K		847,047
*	Fidelity Investments	45,595	Fidelity Freedom 2015 Fund—Class K		609,147
*	Fidelity Investments	142,830	Fidelity Freedom 2020 Fund—Class K		2,363,834
*	Fidelity Investments	176,692	Fidelity Freedom 2025 Fund—Class K		2,540,831
*	Fidelity Investments	255,272	Fidelity Freedom 2030 Fund—Class K		4,602,554
*	Fidelity Investments	82,521	Fidelity Freedom 2035 Fund—Class K		1,255,145
*	Fidelity Investments	134,422	Fidelity Freedom 2040 Fund—Class K		1,436,976
*	Fidelity Investments	106,510	Fidelity Freedom 2045 Fund—Class K		1,289,832
*	Fidelity Investments	134,171	Fidelity Freedom 2050 Fund—Class K		1,632,856
*	Fidelity Investments	47,881	Fidelity Freedom 2055 Fund—Class K		656,926
*	Fidelity Investments	10,111	Fidelity Freedom 2060 Fund—Class K		123,558
*	Fidelity Investments	21,704	Fidelity Freedom Income Fund—Class K		255,240
*	Fidelity Investments	105,790	Fidelity Limited Term Government Fund		1,044,151
*	Fidelity Investments	22,239	Fidelity Low-Priced Stock Fund—Class K		1,211,365
*	Fidelity Investments	12,904	Fidelity Real Estate Investment Portfolio		539,397
*	Fidelity Investments	1,786,280	Fidelity Money Market Trust Retirement Money Market Portfolio		1,786,280
*	Fidelity Investments	62,544	Glenmede Small Cap Equity Portfolio Class Advisor		1,882,564
*	Fidelity Investments	32,807	Fidelity 500 Index Fund—Institutional Class		3,065,852
*	Fidelity Investments	6,349	Fidelity Extended Market Index Fund—Fidelity Premium Class		393,968
*	Fidelity Investments	10,406	Fidelity International Index Fund—Fidelity Premium Class		449,318
*	Fidelity Investments	154,530	Fidelity U.S. Bond Index Fund—Institutional Class		1,790,998
*	Meridian Bancorp, Inc.	448,959	Meridian Bancorp, Inc. Common Stock		9,248,554
*	Notes receivable from participants		Interest rates of 5.00% — 5.25%		1,264,574

				Total assets	$49,668,195

There were no investment assets which were both acquired and disposed of during the Plan year.

(1)	Cost information is not required for participant directed investments.

*	Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 22, 2018	By:	/s/ Mark L. Abbate
Mark L. Abbate Executive Vice President, Treasurer and Chief Financial Officer of Meridian Bancorp, Inc.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm